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                             October 14, 2022

       Alan Baratz
       President & Chief Executive Officer
       D-Wave Quantum Inc.
       3033 Beta Avenue
       Burnaby, British Columbia V5G 4M9
       Canada

                                                        Re: D-Wave Quantum Inc.
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form S-1
                                                            Filed September 27,
2022
                                                            File No. 333-267126

       Dear Alan Baratz:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 15, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1 Filed on September 27, 2022

       Lincoln Park Transaction, page 4

   1.                                                   Please define the term
"Accelerated Purchase Share Amount."
       Risk Factors
       Risks Related to the Offering, page 20

   2. We note your response to prior comment 8. Please advise whether the potential depressive effect on
your shares may be increased by the fact that sales to Lincoln Park
 Alan Baratz
D-Wave Quantum Inc.
October 14, 2022
Page 2
      will occur at prices below the then current trading price of your common stock pursuant to the discounted price formula provided in the Purchase Agreement and revise as appropriate.
D-Wave Systems Inc.'s Management's Discussion and Analysis of Financial Condition and
Results of Operations
Liquidity and Capital Resources, page 104

3. We note your response to prior comment 10 and revised disclosure on page 107 stating that "As previously disclosed, with respect to certain key metrics, including revenue, we do not anticipate meeting the Transaction Forecasts due to a variety of factors. . .". Your revisions suggest you are incorporating previously disclosed information by reference, but you are not eligible to do so. Refer to the Staff Statement on Select Issues Pertaining to
      Special Purpose Acquisition Companies published by the Division of Corporation Finance on March 31, 2021. Please revise to include in your registration statement the information and key metrics described as previously disclosed.
General

4. We note your response to prior comment 4 and that pursuant to your side letter agreement
      with the Public Sector Pension Investment Board (   PSP   ), PSP will
vote its shares in
      favor of the election of the directors that are nominated by the Company's board or a duly authorized committee. It appears that by virtue of this agreement your board will effectively control the nomination and voting power for the election of directors. Please provide us your legal analysis as to why you are not a "Controlled Company" pursuant to
      NYSE listing rules under this arrangement. Specifically, address whether 50% of the voting power for the election of directors is held by a "group."
      Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                           Sincerely,
FirstName LastNameAlan Baratz
                                                           Division of
Corporation Finance
Comapany NameD-Wave Quantum Inc.
                                                           Office of Technology
October 14, 2022 Page 2
cc:       Adam M. Givertz
FirstName LastName